Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The unaudited pro forma consolidated balance sheet as of June 30, 2013 presents our consolidated financial position giving pro forma effect to the Reorganization and this offering and the contemplated use of the net proceeds from this offering as described under "Structure" and "Use of Proceeds" as if such transactions occurred as of the balance sheet date. The unaudited pro forma consolidated statement of income for the fiscal year ended June 30, 2013 presents our consolidated results of operations after giving pro forma effect to the Reorganization and this offering and the contemplated use of the net proceeds from this offering as described under "Structure" and "Use of Proceeds" as if such transactions had occurred on July 1, 2012. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Reorganization and this offering and the contemplated use of the estimated net proceeds from this offering on the historical consolidated financial information of PHSI.
The unaudited pro forma consolidated balance sheet and statement of income should be read together with "Structure," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.
The pro forma adjustments give effect to:
• the Reorganization, as described under "Structure," including (i) the issuance of 28,151,958 shares of our Class A common stock in this offering, or approximately 20% of the common stock to be outstanding after the Reorganization and this offering, and the contemplated use of the net proceeds therefrom to purchase (A) Class A common units of Premier LP from Premier LP, (B) Class B common units of Premier LP from PHSI, and (C) Class B common units of Premier LP from our member owners, (ii) the entry by Premier LP, Premier GP and the member owners into the LP Agreement and (iii) the issuance of 112,607,832 shares of our Class B common stock to our member owners;
• payments to each member owner of revenue share from Premier LP equal to 30% of all gross administrative fees collected by Premier LP based upon purchasing by such member owner's member facilities through our GPO supplier contracts (and, in addition, our two largest regional GPO member owners, which represented approximately 17% of our gross administrative fees revenue for fiscal year 2013, will each remit all gross administrative fees collected by such member owner based upon purchasing by such member owner's member facilities through the member owner's own GPO supplier contracts and receive revenue share from Premier LP equal to 30% of such gross administrative fees remitted to us), as further described under "Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—GPO Participation Agreement;"
• the change from the 99% noncontrolling interest held by the limited partners of Premier LP prior to the Reorganization to the approximately 80% noncontrolling interest to be held by the limited partners of Premier LP subsequent to the Reorganization and this offering;
• the change in the allocation of Premier LP's income from 1% of operating income and 5% of investment income to PHSI prior to the Reorganization and this offering to approximately 20% of Premier LP's income to Premier, Inc. (indirectly through Premier GP) subsequent to the Reorganization and this offering as the result of the modified income allocation provisions of the LP Agreement and Premier, Inc.'s purchase of approximately 20% of the Premier LP units, as described above;
• adjustments to reflect redeemable limited partners’ capital at the greater of the book value or redemption amount per the LP Agreement;
• adjustments that give effect to the tax receivable agreement (as described in "Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—Tax Receivable Agreement"), executed in connection with the Reorganization (as described under "Structure"), including the effects of the increase in the tax basis of Premier LP's assets resulting from Premier, Inc.'s purchase of Class B common units from the member owners, as described above; and
• payments due to member owners pursuant to the tax receivable agreement equal to 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local income and franchise tax that we actually realize (or are deemed to realize in the case of certain payments required to be made upon certain occurrences under such tax receivable agreement) as a result of the increases in the tax basis of Premier LP's assets resulting from Premier, Inc.'s purchase of Class B common units from the member owners and of certain other tax benefits related to our entering into the tax receivable agreement.

The unaudited pro forma consolidated financial information reflects the manner in which we will account for the Reorganization. Specifically, we will account for the Reorganization as a non-substantive transaction in a manner similar to a transaction between entities under common control pursuant to Accounting Standards Codification Topic 805, Business Combinations. Accordingly, after the Reorganization, the assets and liabilities of Premier, Inc. will be reflected at their carryover basis. The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the Reorganization and this offering and the contemplated use of the net proceeds from this offering as described under "Structure" and "Use of Proceeds" occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.
The unaudited pro forma consolidated financial information presented assumes (i) no exercise by the underwriters of their overallotment option to purchase up to an additional 4,222,793 shares of Class A common stock from us, and (ii) except as otherwise set forth in the footnotes to this section, all of our member owners prior to the Reorganization will continue as member owners subsequent to the Reorganization and this offering.

Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2013

(In Thousands, Except Per Share Amounts)	PHSI Actual	Pro Forma Adjustments (Revised)		Premier, Inc. Pro Forma (Revised)
Assets
Current assets
Cash and cash equivalents	$198,296	$170,640	(1)	$368,936
Marketable securities	57,323	—		57,323
Accounts receivable, net	62,224	—		62,224
Inventories	12,741	—		12,741
Prepaid expenses and other current assets	25,404	(3,089)	(2)	22,315
Due from related party	1,650	—		1,650
Deferred tax assets	8,403	—		8,403
Total current assets	366,041	167,551		533,592
Investments	6,676	—		6,676
Property and equipment, net	115,587	—		115,587
Restricted cash	5,000	—		5,000
Deferred tax assets	15,077	286,111	(3)	301,188
Goodwill	61,410	—		61,410
Intangible assets, net	4,292	—		4,292
Other assets	24,833	—		24,833
Total assets	$598,916	$453,662		$1,052,578

Liabilities, redeemable limited partners' capital and stockholders' equity (deficit)
Current liabilities
Accounts payable and accrued expenses	$61,203	$—		$61,203
Accrued compensation and benefits	51,359	—		51,359
Deferred revenue	18,880	—		18,880
Current portion of notes payable	12,149	—		12,149
Payable pursuant to tax receivable agreement	—	9,835	(3)	9,835
Income tax payable	3	11,909	(4)	11,912
Other current liabilities	1,554	—		1,554
Total current liabilities	145,148	21,744		166,892
Notes payable, less current portion	22,468	—		22,468
Payable pursuant to tax receivable agreement, less current portion	—	187,654	(3)	187,654
Long-term liabilities	45,897	—		45,897
Total liabilities	213,513	209,398		422,911
Redeemable limited partners' capital	307,635	2,676,205	(5)	2,983,840
Stockholders' equity (deficit):
Series A Preferred stock, par value $0.01, 400,000 shares authorized; no shares issued and outstanding	—	—		—
Common stock, par value $0.01, 12,250,000 shares authorized; 5,635,390 shares issued and outstanding, no shares outstanding on a pro forma basis	57	(57)	(6)	—
Class A common stock, par value $0.01, 500,000,000 shares authorized; 32,374,751 shares issued and outstanding on a pro forma basis	—	282	(6)	282
Class B common stock, par value $0.000001, 600,000,000 shares authorized; 112,607,832 shares issued and outstanding on a pro forma basis	—	—	(6)	—
Additional paid-in capital	28,866	(28,866)	(7)	—
Common stock subscribed	300	(300)	(6)	—
Subscriptions receivable	(300)	300	(6)	—
Retained earnings (accumulated deficit)	50,599	(2,403,297)	(8)	(2,352,698)
Noncontrolling interest	(1,754)	—		(1,754)
Accumulated other comprehensive income	—	(3)	(5)	(3)
Total stockholders' equity (deficit)	77,768	(2,431,941)		(2,354,173)
Total liabilities, redeemable limited partners' capital and stockholders' equity (deficit)	$598,916	$453,662		$1,052,578

Unaudited Pro Forma Consolidated Statement of Income
For the Fiscal Year Ended June 30, 2013

(In Thousands, Except Per Share Amounts)	PHSI Actual	Pro Forma Adjustments		Premier, Inc. Pro Forma (Revised)
Net revenue:
Net administrative fees	$519,219	$(105,012)	(9)	$414,207
Other services and support	205,685	—		205,685
Services	724,904	(105,012)		619,892
Products	144,386	—		144,386
	869,290	(105,012)		764,278
Cost of revenue:
Services	103,795	—		103,795
Products	133,618	—		133,618
	237,413	—		237,413
Gross profit	631,877	(105,012)		526,865
Operating expenses:
Selling, general and administrative	248,301	—		248,301
Research and development	9,370	—		9,370
Amortization of purchased intangible assets	1,539	—		1,539
	259,210	—		259,210
Operating income	372,667	(105,012)		267,655
Other income, net	12,145	—		12,145
Income before income taxes	384,812	(105,012)		279,800
Income tax expense	9,726	19,910	(10)	29,636
Net income	375,086	(124,922)		250,164
Add: Net loss attributable to noncontrolling interest in S2S Global	1,479	—		1,479
Less: Net income attributable to noncontrolling interest in Premier LP	(369,189)	150,726	(3)	(218,463)
Net income attributable to noncontrolling interest	(367,710)	150,726		(216,984)
Net income attributable to Premier, Inc.	$7,376	$25,804		$33,180

Weighted average shares outstanding of Class A common stock:
Basic				28,152	(10)
Diluted				28,152	(10)

Loss per share of Class A common stock:
Basic				$(89.75)	(11)
Diluted				$(89.75)	(11)

(1) Reflects net effect on cash and cash equivalents of the receipt of gross proceeds from this offering of $760.1 million and the purchase of units from the member owners described in "Use of Proceeds."

(In thousands)
Actual cash as reported		$198,296
Pro forma adjustments
Gross proceeds from this offering	760,103
Underwriting discounts, commissions and other expenses	(45,606)
Purchases of Premier LP Class B common units from the member owners	(543,857)
		170,640
Pro forma cash balance		$368,936
(2) Reflects the reduction of prepaid expenses related to this offering, with an offset to the proceeds of this offering in additional paid-in capital.
(3) Premier LP intends to have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended, or the Code, and comparable elections under state and local tax law, such that the initial sale of Class B common units by PHSI and the member owners will result in adjustments to the tax basis of the assets of Premier LP. These increases in tax basis are expected to increase (for tax purposes) the depreciation and amortization deductions by Premier LP, and therefore, to reduce the amount of income tax that Premier, Inc. would otherwise be required to pay in the future. In connection with the Reorganization and this offering, Premier, Inc. has entered into a tax receivable agreement with the member owners which will become effective upon the completion of the Reorganization and this offering, pursuant to which we agree to pay to the member owners, generally over a 15-year period (under current law), 85% of the amount of cash savings, if any, in U.S. federal, foreign, state and local and franchise income tax that we actually realize (or are deemed to realize, in the case of payments required to be made upon certain occurrences under such tax receivable agreement) as a result of the increases in tax basis resulting from the sale or exchange of Class B common units by the member owners. The unaudited pro forma consolidated financial statements reflect adjustments (shown in the pro forma adjustments column above) to give effect to the Section 754 election and the tax receivable agreement (as further described in "Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—Tax Receivable Agreement") as a result of the Reorganization (as described under "Structure") based on the following assumptions:

•
The unaudited pro forma consolidated financial statements include adjustments to reflect the expected increase in deferred tax assets representing the income tax effects of the increases in the tax basis as a result of Premier LP's election under Section 754 of the Code in connection with the initial sale of Class B common units described above. This adjustment is calculated based on an estimated effective income tax rate for Premier of 39%, which includes a provision for U.S. federal income taxes and assumes (i) Premier, Inc.'s estimated statutory rates apportioned to each state and local tax jurisdiction, (ii) that there are no material changes in the relevant tax law, and (iii) that Premier, Inc. earns sufficient taxable income in each year to realize the full tax benefit of the amortization of its assets.

•
We will determine the adjustments in connection with the Section 754 election by first calculating the excess of each selling member owner's and PHSI's selling price over such person's share of Premier LP's tax basis in its assets attributable to the Class B common units being sold to Premier, Inc. We will then allocate the aggregate excess among Premier LP's assets following applicable tax regulations governing adjustments that result from the Section 754 election. We will determine each selling member owner's share of the tax basis in Premier LP's assets attributable to the Class B common units sold to us by multiplying the member owner's tax capital account balance as of the date of sale as maintained in Premier LP's books and records by a fraction, the numerator of which is the number of Class B common units sold to us, and the denominator of which is the number of Class B common units held by the selling member owner immediately prior to the sale. For purposes of the calculation, the selling price per Class B common unit will equal the price paid per share of the Class A common stock by the underwriters to us in the initial public offering. The adjustments are expected to increase Premier LP's basis in its assets (for tax purposes), and we will calculate the amount of any depreciation, amortization and other deductions to which it will be entitled as a result of these adjustments. We will then calculate Premier, Inc.'s tax liability with and without the deductions attributable to these adjustments, assuming that Premier, Inc. earns sufficient taxable income in each year to realize the full benefit of the deductions. We will compute the estimated tax benefit attributable to the election as the excess of Premier, Inc.'s tax liability as so computed without the deductions over Premier, Inc.'s tax liability as so computed with the deductions. Additionally, the tax receivable agreement payments may give rise to adjustments that result in Premier LP becoming entitled to additional deductions, and the calculation of Premier, Inc.'s liability under the tax receivable agreement would take these adjustments and additional resulting deductions into account.

•
Premier LP's election under Section 754 of the Code is at the discretion of Premier LP and is not subject to review or approval by the IRS or other tax authorities. The computation of the adjustments resulting from the Section 754 election and Premier Inc.'s tax liability is subject to audit by the IRS and other tax authorities in the same manner as all other items reported on income tax returns.

•
The unaudited pro forma consolidated financial statements include cumulative adjustments of $197.5 million, of which $9.8 million is expected to be paid in the next 12 months, and is reflected as a current liability with the remaining balance classified as a long-term liability, to reflect a liability equal to 85% of the estimated realizable tax benefit resulting from the estimated increase in tax basis due to Premier LP's Section 754 election in connection with the initial sale by the member owners, as of the Class B common units described above as an increase to payable pursuant to the tax receivable agreement.

•
The unaudited pro forma consolidated financial statements include adjustments to reflect deferred tax assets for the change in the allocation of Premier LP's income from 1% of operating income and 5% of investment income to PHSI prior to the Reorganization to approximately 20% of Premier LP's income to Premier, Inc. (indirectly through Premier GP), measured by the difference in the tax basis of Premier, Inc.'s investment in Premier LP as compared to its GAAP carrying value. The adjustments related to Premier LP's Section 754 election described above are a component of Premier, Inc.'s tax basis in Premier LP.

Pursuant to the terms of the exchange agreement, the member owners and new limited partners admitted to Premier LP following the completion of this offering may subsequently exchange Class B common units in Premier LP for shares of our Class A common stock, cash or a combination of both. Any subsequent exchanges of Class B common units for shares of our Class A common stock pursuant to the exchange agreement may result in increases in the tax basis of the tangible and intangible assets of Premier LP (85% of the realized tax benefits from which will be due to the limited partners and recorded as an additional payable pursuant to the tax receivable agreement) that otherwise would not have been available. These subsequent exchanges have not been reflected in the unaudited pro forma consolidated financial statements.

(4)	Reflects taxes payable due as a result of the purchase of Class B common units of Premier LP from PHSI.

(5)
Reflects the increase in the noncontrolling interest held by the limited partners in Premier LP resulting from the net proceeds from this offering used to purchase Class A common units of Premier LP from Premier LP of $140.6 million and Class B common units of Premier LP from PHSI of $18.2 million, net of taxes of $11.9 million, and the contribution of the common stock of PHSI in connection with the Reorganization of $77.8 million. This is offset by an adjustment of $120.1 million to reflect the 80% noncontrolling interest to be held by the limited partners of Premier LP subsequent to the Reorganization and this offering, which is reflected in redeemable limited partners' capital on the unaudited pro forma consolidated balance sheet. Immediately following the effective date of the LP Agreement (as described in "Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—Amended and Restated Limited Partnership Agreement of Premier LP"), all of Premier LP's limited partners that approved the Reorganization will receive Class B common units and capital account balances in Premier LP equal to their percentage interests and capital account balances in Premier LP immediately preceding the Reorganization. We intend to use a portion of the net proceeds from this offering to purchase (i) Class A common units of Premier LP, (ii) Class B common units of Premier LP from PHSI and (iii) Class B common units of Premier LP from the member owners, resulting in a reduction in the noncontrolling interest attributable to the limited partners from 99% to approximately 80%.

Reflects the increase in redeemable limited partners' capital of $2,559.8 million to record the balance at the redemption amount, which represents the greater of the book value or redemption amount per the LP Agreement, on the date of this offering. This results in an offsetting decrease in retained earnings of $38.7 million, followed by an offsetting decrease in additional paid-in-capital of $168.4 million and with a final offsetting increase in accumulated deficit of $2,352.7 million.

(6)
Reflects (i) the exchange of the existing PHSI shares of common stock, common stock subscribed and related subscriptions receivable for Class B common units of Premier LP, (ii) the issuance of Class B common stock in connection with the Reorganization and (iii) the issuance of Class A common stock in connection with this offering.

(7)	Reflects the impact of the adjustments in notes (1), (2), (3), (5) and (6) above to additional paid-in capital:

•
an increase of $88.6 million due to an increase in deferred tax assets described in note (3) of $286.1 million offset by an increase in payables pursuant to the tax receivable agreement of $197.5 million;

•
an increase of $714.5 million from the net proceeds from this offering less the par value of the shares of Class A common stock sold in this offering of $0.3 million and less prepaid offering expenses of $3.1 million; and

•
a decrease of $660.1 million to reflect the difference between the consideration paid to acquire the Class A and B common units and the adjustment to the carrying value of the noncontrolling interest described in note (5) above.

•	a decrease in the remaining balance of additional paid-in-capital related to the increase in redeemable limited partners' capital to its redemption value, as described in note (5) above.

(8)
Reflects taxes payable due as a result of the purchase of Class B common units of Premier LP from PHSI and the decrease in retained earnings and increase in accumulated deficit related to the increase in redeemable limited partners' capital to its redemption value, as described in note (5) above.

(9)     Following the completion of the Reorganization and this offering, we will be contractually required under the GPO participation agreements to pay each member owner revenue share from Premier LP equal to 30% of all gross administrative fees collected by Premier LP based upon purchasing by such member owner's member facilities through our GPO supplier contracts. In addition, our two largest regional GPO member owners, which represented approximately 17% of our gross administrative fees revenue for fiscal year 2013, will each remit all gross administrative fees collected by such member owner based upon purchasing by such member owner's member facilities through the member owner's own GPO supplier contracts and receive revenue share from Premier LP equal to 30% of such gross administrative fees remitted to us. Historically, we have not generally had a contractual requirement to pay revenue share to member owners participating in our GPO programs, but have paid semi-annual distributions of partnership income. In the case of the six month period ended June 30, 2013 we will pay a semi-annual cash distribution of partnership income of approximately $198.0 million. In addition, following the completion of the Reorganization and this offering, we intend to pay a cash distribution of partnership income in an amount of up to $78.0 million, calculated in a consistent manner with our historical semi-annual distributions pursuant to the existing limited partnership agreement of Premier LP, to our member owners who approved the Reorganization for the period from July 1, 2013 through the effective date of the Reorganization. These distributions are not reflected in these unaudited pro forma consolidated financial statements. In addition, certain non-owner members have historically operated under, and following the completion of the Reorganization and this offering will continue to operate under, contractual relationships that provide for a specific revenue share that differs from the 30% revenue share that we will provide to our member owners under the GPO participation agreements following the Reorganization and this offering. As a result, our revenue share expense is expected to be approximately 36% of gross administrative fees following the completion of the Reorganization and this offering, compared to approximately 20% of gross administrative fees for the fiscal year ended June 30, 2013, which will result in a decrease in net revenue for the fiscal year ended June 30, 2014 when compared to the actual net revenue for the prior fiscal years which are not reflected on a pro forma basis. See "Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—GPO Participation Agreement." These unaudited pro forma consolidated financial statements assume that all of our member owners prior to the Reorganization will continue as member owners subsequent to the Reorganization and this offering and, therefore, do not reflect any possible loss in revenue if any member owners cease to continue as member owners. In addition, the unaudited pro forma consolidated financial statements assume that all of the gross administrative fees attributable to non-owner members that converted to member owners during the fiscal year are treated as fees attributable to member owners for the entire fiscal year. Pro forma revenue share is calculated at 30% from their respective dates of conversion from non-owner members to member owners. The table below summarizes the pro forma effect of the new member owner GPO participation agreements on net administrative fees following the Reorganization:

	June 30, 2013
(In Thousands)	Actual	Pro Forma Adjustments	Pro Forma
Gross Administrative Fees
Member owners	$471,045	$—	$471,045
Non-member owners*	175,365	—	175,365
Total gross administrative fees	646,410	—	646,410
Revenue share
Member owners	—	(105,012)	(105,012)
Non-member owners*	(127,191)	—	(127,191)
Total revenue share	(127,191)	(105,012)	(232,203)
Net administrative fees	$519,219	$(105,012)	$414,207
* Includes gross administrative fees and related revenue share of $31,885 related to Innovatix. Innovatix receives 100% revenue share pursuant to its group purchasing arrangement with Premier LP described in "Certain Relationships and Related Party Transactions—Other Related Party Transactions." PHSI, as result of its wholly owned subsidiary PSCI's 50% ownership interest in Innovatix, receives 50% of Innovatix's earnings which are reflected in equity in net income of unconsolidated affiliates on the statements of income.

(10)
Upon the completion of the Reorganization and this offering, Premier, Inc. will be subject to additional U.S. federal, state and local income taxes with respect to its additional allocable share of any taxable income of Premier LP. As a result, there is a pro forma adjustment to income tax expense to reflect an estimated effective income tax rate of 39%, which includes a provision for U.S. federal income taxes and assumes Premier, Inc.'s estimated statutory rates apportioned to each state and local tax jurisdiction. The low effective tax rate is attributable to the flow through of partnership income which is not subject to federal income taxes. For federal income tax purposes, income realized by Premier LP is taxable to its partners.

(11)
Pro forma basic and diluted earnings per share was computed by dividing the pro forma net loss attributable to Premier, Inc., after the $2,559.8 million adjustment of redeemable limited partners' capital to redemption amount, by the 28,151,958 shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their overallotment option to purchase up to an additional 4,222,793 shares of Class A common stock from us).

(12)
Reflects the issuance of 28,151,958 shares of Class A common stock in this offering. In addition, the conversion of 112,607,832 Class B common units into Class A common shares was excluded from the dilutive weighted average shares outstanding because to do so would have been anti-dilutive.